Seward & Kissel LLP
                               1200 G Street, N.W.
                             Washington, D.C. 20005
                            Telephone: (202) 737-8833
                            Facsimile: (202) 737-5184
                                 www.sewkis.com


                                October 23, 2006

VIA EDGAR

Ms. Linda Stirling
Ms. Sheila Stout
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

           Re: Alliance World Dollar Government Fund II, Inc.
               N-14 8C
               File No. 811-07732

Dear Ms. Stirling and Ms. Stout:

     This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") on the Form N-14 8C filing for Alliance World Dollar Government Fund II, Inc. (the "Company") regarding the Company's acquisition of Alliance World Dollar Government Fund, Inc. (the "Acquisition") as provided orally to Young Seo of this office on October 5, 2006 by Ms. Stout ("Accounting Comments") and on October 12, 2006 by Ms. Stirling ("Staff Comments"). The Staff's comments and the Company's responses are discussed below.(1)

-------------------------
(1) Capitalized terms have the same meaning as in the Prospectus/Proxy Statement unless otherwise defined.


Staff Comments
--------------

Prospectus/Proxy Statement
--------------------------

Comment 1:     Summary: In the Comparison of Investment  Objectives and Policies
               table, please highlight any significant or material differences between the Funds' Principal Investment Strategies, particularly for the first and second bullet points for AWDGF.

Response:      We  believe  that  the  only  significant  difference,  which  is disclosed,  is that the Company  invests in corporate  debt while
               Alliance World Dollar  Government Fund, Inc.  ("AWDGF") does not.
               We have not revised the Proxy/Prospectus with respect to this comment.

Statement of Additional Information
-----------------------------------

Comment 2:     Management  of  the  Funds  -  Directors:   Please  disclose  any
               directorships held by any of the Directors outside of the AllianceBernstein Fund Complex.

Response:      We believe that this information is included in the SAI.

Comment 3:     Please  include  a  disclosure   regarding  control  persons  and
               ownership of 5% or more of the outstanding shares of the Funds.

Response:      We have added the disclosure in response to this comment.

Comment 4:     Please include a disclosure  regarding the anti-money  laundering
               ("AML") compliance officer, if any.

Response:      As  a  closed-end  fund  that  is  not  currently   offering  its
               securities, the Company does not have AML compliance procedures nor does it have an AML compliance officer.

Accounting Comments
-------------------

Prospectus/Proxy Statement
--------------------------

Comment 5:     Summary/Information   About   the   Proposed   Transaction:   The
               Prospectus/Proxy  Statement states that the projected expenses of the Acquisition,  largely those for legal,  accounting,  printing and proxy  solicitation  expenses,  will be borne by AWDGF. It is also stated in Comparison of Investment  Objectives  and Policies that it would be appropriate for AWDGF to pay the Acquisition and portfolio  repositioning costs because AWDGF's stockholders would derive the greatest benefits from the Acquisition. Please provide an explanation as to why it is fair for all acquisition  expenses to be  borne  by  AWDGF  when  it must be  that  both  Funds  are receiving  benefits  from  the  Acquisition.  AWDGF  II  must  be receiving some benefits from the  Acquisition,  such as acquiring
               additional  assets;   otherwise  it  will  not  be  entering  the
               transaction.

Response:      The Board of Directors  determined  that it was  appropriate  for
               AWDGF to bear the Acquisition and portfolio repositioning costs because the Fund's expense would be substantially reduced and it would be able to take advantage of broader investment strategies.
               The Acquisition is neutral for the Company, which has current assets of $984 million as compared to AWDGF's current assets of $129 million.

Comment 6:     Summary/Information   About   the   Proposed   Transaction:   The
               Prospectus/Proxy   Statement  states  the  Acquisition  would  be
               beneficial to the stockholders of AWDGF because it is expected to result in an expense ratio for the combined Fund that is lower than the current expense ratio of AWDGF. AWDGF, however, is paying the costs of the Acquisition, including the cost of portfolio repositioning, and therefore would not be realizing the lower fees right away. Please provide the "pay back period," i.e., how long it would take before AWDGF stockholders begin to realize reduction in fees.

Response:      AWDGF's  stockholders  will begin realizing the reduction in fees
               immediately,   after  the  Acquisition  as  the  Acquisition  and
               repositioning costs, approximately $0.04/share, will be paid before the Acquisition occurs. These costs will be more than offset by the expected reduction in the annual fees of $0.34 as a result of the Acquisition.

Comment 7:     Appendix A - Fee Table:  Comparison  of Total  Expense  Ratios in
               Summary  states that the fees and  expenses  described in the Fee
               Table are as of March 31, 2006. Please restate this in the introductory paragraph to Appendix A.

Response:      We have revised Appendix A in response to this comment.

Comment 8:     Appendix A - Fee  Table:  Please  verify  that  "Other  Expenses"
               include administrative fees.


Response:      "Other Expenses" includes administrative fees.

Statement of Additional Information
-----------------------------------

Comment 9:     Pro Forma  Financial  Statements:  Please include an introductory paragraph required under Article 11-02(b)(2).


Response:      We have revised the pro forma financial  statements to include an
               introductory   paragraph   required  under  Article   11-02(b)(2)
               (description of (i) the transaction, (ii) the entities involved, (iii) the periods for which the pro forma information is presented, and (iv) an explanation of what the pro forma presentation shows.)

Comment 10:    Pro Forma  Financial  Statements - Portfolio of  Investment:  The
               principal  amounts  are shown  only for the pro  forma  AWDGF II.
               Please show the principal amounts of security holdings for each of AWDGF and AWDGF II.

Response:      We have revised the disclosure in response to this comment.

Comment 11:    Pro Forma  Financial  Statements - Credit Default Swap Contracts,
               Interest  Rate Swap Contract and Reverse  Repurchase  Agreements:
               The holdings appear to have been combined for AWDGF and AWDGF II.
               Holdings for each agreement should be presented for each of AWDGF and AWDGF II, separately.

Response:      We have revised the disclosure in response to this comment.

Comment 12:    Pro  Forma  Financial  Statements  -  Statements  of  Assets  and
               Liabilities:   The  Prospectus/Proxy   Statement  states  that  a
               realignment of the investment holdings of AWDGF before the effective date of the Acquisition is anticipated and that the associated costs would be borne by AWDGF. Article 11-02(b)(6) of Reg. S-X requires that the "Adjustments" column in the Statements of Assets and Liabilities show the costs borne by AWDGF related to the realignment of its investment holdings.

Response:      We have revised the disclosure in response to this comment.

Comment 13:    Pro  Forma  Financial  Statements  -  Statements  of  Assets  and
               Liabilities: The pro forma figures for "Unrealized appreciation of credit default swap contracts" and "Unrealized depreciation of credit default swap contracts" do not tie with the total from the schedule of "Credit Default Swap Contracts."

Response:      We believe that the sum of unrealized  amounts in the schedule of
               "Credit  Default  Swap  Contracts"  is equal  to the net  amount,
               $7,232,767,  of  "Unrealized   appreciation,"   $8,391,812,   and
               "Unrealized depreciation," ($1,159,045), in the Statements of Assets and Liabilities.

Comment 14:    Pro  Forma  Financial  Statements  -  Statements  of  Assets  and
               Liabilities: Several lines items (ex. "Investments in securities, at value") do not add up horizontally. Please review the calculations.

Response:      A few numbers did not transpose correctly in the Edgar conversion process. We have revised the disclosure in response to this comment.

Comment 15:    Pro  Forma  Financial  Statements  -  Statements  of  Assets  and
               Liabilities: The "Net Assets" numbers for AWDGF are off by $10,000. Please correct.

Response:      One of the "Net Assets"  numbers did not  transpose  correctly in the Edgar conversion process. We have revised the disclosure in response to this comment.

Comment 16:    Pro Forma  Financial  Statements - Note A: Note A states that the
               Adviser will bear the proxy solicitation cost whereas the Prospectus/Proxy Statement states that AWDGF will be responsible for the cost of the Acquisition. Please reconcile.

Response:      We have revised the  disclosure  to reflect that the  Acquisition costs will be borne by AWDGF.

Comment 17:    Pro Forma  Financial  Statements  - Note B:  Please  provide  the capital loss carryover figures for each of the Funds and any limitation on the carryover that can be transferred to AWDGF II.

Response:      As we explained,  there will be no capital loss  carryforwards of
               AWDGF that would be transferred to AWDGF II in connection with the Acquisition and we understand that this comment is applicable only if there were such transferred carryforwards. We have not revised the disclosure in response to this comment.

Comment 18:    Pro  Forma  Financial  Statements  - Note C:  The  disclosure  on administrative fee appears to be for AWDGF. Please provide information on administrative fee for AWDGF II.

Response:      The  disclosure  on  administrative  fee is for AWDGF II. We have revised the disclosure regarding administrative fee in the Prospectus/Proxy Statement to clarify the administrative fee for AWDGF II.

Comment 19:    Pro  Forma  Financial  Statements  - Note C:  The  disclosure  on administrative  fee of  $107,000  appears to be for  AWDGF.  This
               figure   does  not   agree   with   $106,000   provided   in  the
               Prospectus/Proxy Statement.

Response:      The disclosure on administrative fee of $107,000 is for AWDGF II.
               We have revised the disclosure regarding administrative fee in the Prospectus/Proxy Statement to clarify the administrative fee for AWDGF II.

Part C
------

Comment 20:    Exhibit  14:  The  Consent  of  Independent   Registered   Public
               Accounting Firm does not provide the city, state and date information.

Response:      We are filing a revised Consent of Independent  Registered Public
               Accounting   Firm  that   includes  the  city,   state  and  date
               information.


                                      * * *

     We hereby acknowledge that (i) the Company and AWDGF are each responsible for the adequacy and accuracy of the disclosures in the filing on Form N-14 8C;
(ii) Staff comments or changes to disclosures in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) neither the Company nor AWDGF may assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

     If you have any additional comments or questions, please contact Kathleen Clarke or the undersigned at (202) 737-8833.

                                            Sincerely,

                                            /s/ Young Seo
                                            ---------------
                                            Young Seo


cc:  Andrew L. Gangolf, Esq.
     Christina A. Morse, Esq.
     Kathleen K. Clarke, Esq.

00250.0209 #709895